United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 11-K



   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1996


                                       OR


   [] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 12, 1997

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statement of Assets Available for Benefits With Fund Information
                                December 31, 1996



                                         Century     Growth      Asset                            Money       Bond
                                          Common     Stock    Allocation  S & P 500    Loan       Market      Index
                                        Stock Fund    Fund       Fund    Stock Fund    Fund        Fund       Fund     Sub-total
--------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments, at fair value          $ 23,454,310  8,306,406  7,241,247  6,841,549  3,947,245  2,651,811  1,177,876  53,620,444
  Cash                                     229,967          -          -          -          -          -          -     229,967
  Contributions receivable - employer      369,015          -          -          -          -          -          -     369,015
  Contributions receivable - employee          288          -          -          -          -          -          -         288
--------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS                         $ 24,053,580  8,306,406  7,241,247  6,841,549  3,947,245  2,651,811  1,177,876  54,219,714
================================================================================================================================



                                                     Lifepath   Lifepath   Lifepath   Lifepath   Lifepath     Sweep     Combined
                                         Sub-total  2000 Fund  2010 Fund  2020 Fund  2030 Fund  2040 Fund    Account      Funds
--------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
  Investments, at fair value          $ 53,620,444     82,616    579,007    396,566     93,545    244,992          -  55,017,170
  Cash                                     229,967          -          -          -          -          -          -     229,967
  Contributions receivable - employer      369,015          -          -          -          -          -          -     369,015
  Contributions receivable - employee          288          -          -          -          -          -          -         288
--------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS                         $ 54,219,714     82,616    579,007    396,566     93,545    244,992          -  55,616,440
================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statement of Assets Available for Benefits With Fund Information
                                December 31, 1995



                                           Century     Growth     Asset                            Money      Bond
                                           Common       Stock  Allocation  S & P 500    Loan       Market     Index
                                         Stock Fund     Fund      Fund    Stock Fund    Fund        Fund      Fund      Sub-total
---------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
  Investments, at fair value          $  23,456,425  6,078,920  6,256,726  4,968,690  3,313,894  3,145,384  1,156,298  48,376,337
  Cash                                      370,702          -          -          -          -          -          -     370,702
  Contributions receivable - employer       339,590          -          -          -          -          -          -     339,590
  Contributions receivable - employee             -      2,882          -      2,882          -          -      3,842       9,606
---------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS                         $  24,166,717  6,081,802  6,256,726  4,971,572  3,313,894  3,145,384  1,160,140  49,096,235
=================================================================================================================================



                                                     Lifepath    Lifepath   Lifepath    Lifepath   Lifepath     Sweep     Combined
                                         Sub-total   2000 Fund   2010 Fund  2020 Fund   2030 Fund  2040 Fund    Account     Funds
----------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
  Investments, at fair value          $  48,376,337     98,524    324,042    221,052     29,168     76,688          -  49,125,811
  Cash                                      370,702          -          -          -          -          -          -     370,702
  Contributions receivable - employer       339,590          -          -          -          -          -          -     339,590
  Contributions receivable - employee         9,606          -          -          -          -          -          -       9,606
---------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS                         $  49,096,235     98,524    324,042    221,052     29,168     76,688          -  49,845,709
=================================================================================================================================

See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
   Statement of Changes in Assets Available for Benefits With Fund Information
                      For the Year Ended December 31, 1996


                                         Century       Growth      Asset                             Money       Bond
                                         Common        Stock    Allocation   S & P 500     Loan      Market     Index
                                       Stock Fund       Fund       Fund     Stock Fund     Fund       Fund       Fund    Sub-total
----------------------------------------------------------------------------------------------------------------------------------

Additions to assets:
Investment income (loss)
  Net appreciation (depreciation)
   in fair value of investments       $  ( 634,990)    624,622      82,186    982,893          -          -   (53,497)   1,001,214
  Other income                                   -     115,385     677,573    221,653          -    143,612    76,427    1,234,650
  Interest income                           13,313           -           -          -    407,124          -         -      420,437
  Dividends - Common Stock of
   Century Telephone Enterprises, Inc.     259,720           -           -          -          -          -         -      259,720
----------------------------------------------------------------------------------------------------------------------------------
     Net investment income (loss)         (361,957)    740,007     759,759  1,204,546    407,124    143,612    22,930    2,916,021
----------------------------------------------------------------------------------------------------------------------------------

Contributions
  Participants                           1,676,431   1,296,994     756,110    796,294          -    368,068   142,143    5,036,040
  Company                                2,287,893           -           -          -          -          -         -    2,287,893
----------------------------------------------------------------------------------------------------------------------------------
     Total contributions                 3,964,324   1,296,994     756,110    796,294          -    368,068   142,143    7,323,933
----------------------------------------------------------------------------------------------------------------------------------
     Total additions                     3,602,367   2,037,001   1,515,869  2,000,840    407,124    511,680   165,073   10,239,954
----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals                2,078,217     461,185     502,213    317,014    234,179  1,087,825   103,448    4,784,081
  Other, net                                34,476      13,878      18,358     11,239          -    (72,595)    6,216       11,572
----------------------------------------------------------------------------------------------------------------------------------
     Total deductions                    2,112,693     475,063     520,571    328,253    234,179  1,015,230   109,664    4,795,653
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                     1,489,674   1,561,938     995,298  1,672,587    172,945   (503,550)   55,409    5,444,301

Interfund transfers                     (1,602,811)    662,666     (10,777)   197,390    460,406      9,977   (37,673)    (320,822)
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                   (113,137)  2,224,604     984,521  1,869,977    633,351   (493,573)   17,736    5,123,479

Assets available for benefits:
  Beginning of year                     24,166,717   6,081,802   6,256,726  4,971,572  3,313,894  3,145,384 1,160,140   49,096,235
----------------------------------------------------------------------------------------------------------------------------------
  End of year                         $ 24,053,580   8,306,406   7,241,247  6,841,549  3,947,245  2,651,811 1,177,876   54,219,714
==================================================================================================================================
See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
  Statement of Changes in Assets Available for Benefits With Fund Information,
                                    Continued
                      For the Year Ended December 31, 1996


                                                 Lifepath    Lifepath    Lifepath    Lifepath    Lifepath     Sweep       Combined
                                     Sub-total   2000 Fund   2010 Fund   2020 Fund   2030 Fund   2040 Fund    Account       Funds
----------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Investment income (loss)
  Net appreciation
   (depreciation) in fair
   value of investments          $   1,001,214      2,895      34,923      32,133       7,719      19,553          -     1,098,437
  Other income                       1,234,650      4,216      14,542       9,186       1,645       2,533          -     1,266,772
  Interest income                      420,437          -           -           -           -           -         80       420,517
  Dividends - Common Stock
   of Century Telephone
   Enterprises, Inc.                   259,720          -           -           -           -           -          -       259,720
----------------------------------------------------------------------------------------------------------------------------------
     Net investment income (loss)    2,916,021      7,111      49,465      41,319       9,364      22,086         80     3,045,446
----------------------------------------------------------------------------------------------------------------------------------

Contributions
  Participants                       5,036,040     12,314      76,606      80,736      32,016      58,609          -     5,296,321
  Company                            2,287,893          -           -           -           -           -          -     2,287,893
----------------------------------------------------------------------------------------------------------------------------------
     Total contributions             7,323,933     12,314      76,606      80,736      32,016      58,609          -     7,584,214
----------------------------------------------------------------------------------------------------------------------------------
     Total additions                10,239,954     19,425     126,071     122,055      41,380      80,695         80    10,629,660
----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals            4,784,081     27,329         716      13,942         824       2,730      9,584     4,839,206
  Other, net                            11,572         35         114         147          86         200      7,569        19,723
----------------------------------------------------------------------------------------------------------------------------------
     Total deductions                4,795,653     27,364         830      14,089         910       2,930     17,153     4,858,929
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior
 to interfund transfers              5,444,301     (7,939)    125,241     107,966      40,470      77,765    (17,073)    5,770,731

Interfund transfers                   (320,822)    (7,969)    129,724      67,548      23,907      90,539     17,073             -
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)              5,123,479    (15,908)    254,965     175,514      64,377     168,304          -     5,770,731

Assets available for benefits:
  Beginning of year                 49,096,235     98,524     324,042     221,052      29,168      76,688          -    49,845,709
----------------------------------------------------------------------------------------------------------------------------------
  End of year                    $  54,219,714     82,616     579,007     396,566      93,545     244,992          -    55,616,440
==================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                                December 31, 1996


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

    Basis of Presentation

    The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

    The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

    The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

    Participation

    Participation in the Plan is available to each employee of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company), other than those who are classified as associate employees, temporary employees, or employees covered under a collective bargaining agreement.

    In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of compensation. Beginning in July 1996, the percentage of compensation a participant elects to defer applies to the participant's base pay plus certain incentive compensation received, including certain cash bonuses, commissions, and lump sums granted in lieu of pay increases. For periods prior to July 1996, the percentage of compensation a participant elected to defer applied to the participant's base pay only, excluding bonuses, overtime pay and certain other non-salary compensation. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

    As of the end of each payroll period, the Company contributes to an account (Employer Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to the Plan. Company contributions may be made in cash or Century Telephone Enterprises, Inc. Common Stock (Century Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of Century Common Stock.

    An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

    The interest of a participant in his Participant Contribution Account, his Participant Rollover Account and his Employer Contribution Account is fully vested and non-forfeitable at all times.

    Reports to Participants

    All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

    Distributions

    If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

    Withdrawals

    No withdrawals will be permitted from an Employer Contribution Account. A withdrawal may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

    Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

    Loans to Participants

    The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

    Trustee

    The Trustee of the Plan, as of December 31, 1996, was Barclays Global Investors (BGI) (formerly BZW Barclays Global Investors, N.A.). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

    Administration

    The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is paid by the Company.

    Market Value Determination

    Investments in Century Common Stock are valued at the closing market quote on December 31, 1996 and 1995, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

(2) DESCRIPTION OF THE FUNDS

    The following is a description of each of the funds available to Plan participants as of December 31, 1996:

   (a) Century Common Stock Fund - consists of shares of Century Common Stock (42.2% and 47.1% of assets at December 31, 1996 and 1995, respectively).

   (b) Growth Stock Fund - consists primarily of investments in common stocks (14.9% and 12.2% of assets at December 31, 1996 and 1995, respectively).

   (c) Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments (13.0% and 12.6% of assets at December 31, 1996 and 1995, respectively).

   (d) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (12.3% and 10.0% of assets at December 31, 1996 and 1995, respectively).

   (e) Loan Fund - represents loans to participants from the participants' investment accounts (7.1% and 6.6% of assets at December 31, 1996 and 1995, respectively).

   (f) Money Market Fund - consists primarily of short-term investments in various money market instruments (4.8% and 6.3% of assets at December 31, 1996 and 1995, respectively).

   (g) Bond Index Fund - consists primarily of investments in government and corporate bonds (2.1% and 2.3% of assets at December 31, 1996 and 1995).

   (h) Lifepath 2000 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 (.1% and .2% of assets at December 31, 1996 and 1995).

   (i) Lifepath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 (1.0% and .7% of assets at December 31, 1996 and 1995).

   (j) Lifepath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 (.7% and .4% of assets at December 31, 1996 and 1995).

   (k) Lifepath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 (.2% and .1% of assets at December 31, 1996 and 1995).

   (l) Lifepath 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 (.4% and .2% of assets at December 31, 1996 and 1995).

    A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change his contribution percentage on a quarterly basis.

    All amounts allocated to a participant's Employer Contribution Account are invested in Century Common Stock. Participants who have not attained age 55 have no power to transfer amounts in the Employer Contribution Account to an investment fund other than the Century Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Contribution Account.

(3) INCOME TAXES

    The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in July 1996 related to the Plan.

(4) RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by BGI. BGI is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to BGI for trustee, investment management, record keeping and other services amounted to $164,967 for the year ended December 31, 1996.

(5) CONCENTRATION OF INVESTMENTS

    As of December 31, 1996, 42.2% of the assets available for benefits were invested in Century Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by BGI.

(6) COMPANY/PARTICIPANT DIRECTED FUNDS

    The Century Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

    The following Statements of Assets Available for Benefits - Century Common Stock Fund and Statement of Changes in Assets Available for Benefits - Century Common Stock Fund, which include estimates made by BGI, detail the Company directed and Participant directed portions of the Century Common Stock Fund.

                      CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

    Statements of Assets Available for Benefits - Century Common Stock Fund



                                                                              Total
                                          Company          Participant   Century Common
December 31, 1996                     Directed Portion  Directed Portion    Stock Fund
---------------------------------------------------------------------------------------

PLAN ASSETS
  Investments                            $ 12,527,025       10,927,285       23,454,310
  Cash                                        122,802          107,165          229,967
  Contributions receivable - employer         369,015                -          369,015
  Contributions receivable - employee               -              288              288
---------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS            $ 13,018,842       11,034,738       24,053,580
=======================================================================================


December 31, 1995
---------------------------------------------------------------------------------------

PLAN ASSETS
  Investments                            $ 11,499,058        11,957,367       23,456,425
  Cash                                        181,644           189,058          370,702
  Contributions receivable - employer         339,590                 -          339,590
----------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS            $ 12,020,292        12,146,425       24,166,717
========================================================================================


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                  Statement of Changes in Assets Available for
                      Benefits - Century Common Stock Fund
                      For the Year Ended December 31, 1996


                                                                        Total
                                            Company     Participant    Century
                                            Directed     Directed      Common
                                            Portion      Portion     Stock Fund
-------------------------------------------------------------------------------

Additions to assets:
Investment income (loss)
  Net appreciation (depreciation)
   in fair value of investments        $   (379,570)     (255,420)     (634,990)
  Interest income                             7,109         6,204        13,313
  Dividends - Common Stock of
   Century Telephone Enterprises, Inc.      138,690       121,032        59,720
-------------------------------------------------------------------------------
      Net investment income (loss)         (233,771)     (128,186)     (361,957)
-------------------------------------------------------------------------------

Contributions
  Participants                                    -     1,676,431     1,676,431
  Company                                 2,287,893             -     2,287,893
-------------------------------------------------------------------------------
      Total contributions                 2,287,893     1,676,431     3,964,324
-------------------------------------------------------------------------------
      Total additions                     2,054,122     1,548,245     3,602,367
-------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals                 1,069,358     1,008,859     2,078,217
  Other, net                                 (2,284)       36,760        34,476
-------------------------------------------------------------------------------
      Total deductions                    1,067,074     1,045,619     2,112,693
-------------------------------------------------------------------------------

Net increase prior to
 interfund transfers                        987,048       502,626     1,489,674

Interfund transfers                          11,502    (1,614,313)   (1,602,811)
-------------------------------------------------------------------------------

Net increase (decrease)                     998,550    (1,111,687)     (113,137)

Net assets available for benefits:

  Beginning of year                      12,020,292    12,146,425    24,166,717
-------------------------------------------------------------------------------

  End of year                          $ 13,018,842    11,034,738    24,053,580
===============================================================================

                                                                      Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                                                                              Current
  Identity of issuer, borrower,          Description                       Current            Value Per
    lessor or similar party             of Investment           Cost        Value            Unit/Share
------------------------------------------------------------------------------------------------------
Investment in Century Common Stock    1,691,820   units/                                         13.86
                                        759,654   shares  $ 20,741,492   23,454,310   (Note 2)  30.875
Loan Fund (interest rates
 ranged from 9% to 12%)                       -              3,947,245    3,947,245   (Note 2)       -

Barclays Global Investors
 Money Market Account                   229,967   units        229,967      229,967               1.00

Investments in Mutual Funds for
   Qualified Employee Benefit Plans
   Managed by Barclays
   Global Investors:
     Growth Stock Fund                  542,277   units      6,982,148    8,306,406   (Note 2)   15.32
     Asset Allocation Fund              607,553   units      6,469,600    7,241,247   (Note 2)   11.92
     S & P 500 Stock Fund               430,089   units      5,030,783    6,841,549   (Note 2)   15.91
     Money Market Fund                2,651,811   units      2,651,811    2,651,811               1.00
     Bond Index Fund                    124,121   units      1,203,083    1,177,876               9.49
     Lifepath 2000 Fund                   7,616   units         80,462       82,616              10.85
     Lifepath 2010 Fund                  47,703   units        548,462      579,007              12.14
     Lifepath 2020 Fund                  30,629   units        370,537      396,566              12.95
     Lifepath 2030 Fund                   6,870   units         86,747       93,545              13.62
     Lifepath 2040 Fund                  16,925   units        230,724      244,992              14.48
------------------------------------------------------------------------------------------------------
                                                          $ 48,573,061   55,247,137
======================================================================================================

Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) These investments are greater than 5% of assets available for benefits.

                                                                     Schedule II

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1996

                                                                                                           Current Value of
                                                                   Redemption                             Asset at Date of
                                                       Purchase    or Selling  Lease  Expense    Cost of    Acquisition or    Net
        Description of Transaction                      Price        Price     Rental Incurred    Asset      Disposition      Gain
----------------------------------------------------------------------------------------------------------------------------------

                                                       (Note 2)
Category (3) - A series of transactions in excess
-------------------------------------------------
 of 5% of beginning of year plan assets
 --------------------------------------
 available for benefits
 ----------------------

Investments in Century Common Stock
   (65 purchases, 171 sales)                        $  4,653,150    4,432,841      -      -     3,602,888      (Note 3)    829,953
Investments in Mutual Funds for Qualified
   Employee Benefit Plans Managed by
   Barclays Global Investors:
     Growth Stock Fund (116 purchases, 111 sales)      2,823,662    1,219,521      -      -       977,317      (Note 3)    242,204
     Asset Allocation Fund (84 purchases, 120 sales)   2,052,942    1,149,819      -      -     1,004,465      (Note 3)    145,354
     S & P 500 Stock Fund (109 purchases, 115 sales)   1,702,190      811,051      -      -       620,720      (Note 3)    190,331
     Money Market Fund (88 purchases, 110 sales)       1,471,170    2,065,161      -      -     2,065,161      (Note 3)          -



Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) The purchase price denotes cost and current value of the security on the transaction date.

       (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                Century Telephone Enterprises, Inc.
                                Dollars and Sense Plan


   June 27, 1997                By: /s/ David G. Thiels
                                ------------------------------
                                David G. Thiels
                                Retirement Committee Member





                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                                Index to Exhibit



        Exhibit
        Number
----------------------------------------------------------------------------
         23.1       Independent Auditors' Consent